

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 10, 2010

Joel C. Phillips
Chief Financial Officer
Exactech, Inc.
2320 NW 66th Court
Gainesville, FL 32653

   Re: Exactech, Inc.
     Form 10-K for the fiscal year ended December 31, 2009
     Filed March 10, 2010
     File No. 000-28240

Dear Mr. Phillips:

   We have completed our review of your filings and do not have any
further comments at this time.

         Sincerely,

         Brian Cascio
         Accounting Branch Chief